EXHIBIT 12.1

STATEMENT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

	2004		2003		2002		2001		2000

(Dollars in millions)

(A) Excluding interest on deposits:
Earnings:
Income before income taxes	$1,231		$1,123		$1,554		$944		$914
Fixed charges	481		424		552		1,025		1,387

Earnings as adjusted	$1,712		$1,547		$2,106		$1,969		$2,301

Income before income taxes
Pretax income from continuing operations, as reported	$1,192		$1,112		$1,555		$930		$906
Share of pretax income (loss) of 50% owned subsidiaries not included in above	39		11		(1)		14		8

Net income as adjusted	$1,231		$1,123		$1,554		$944		$914

Fixed charges:
Interest on other borrowings	$315		$279		$426		$881		$1,268
Interest on long-term debt including amortization of debt issue costs	68		69		71		93		82
Portion of rents representative of the interest factor in long term lease(1)	98		76		55		51		37

Fixed charges	$481		$424		$552		$1,025		$1,387

Ratio of earnings to fixed charges	3.56	x	3.65	x	3.82	x	1.92	x	1.66	x

(B) Including interest on deposits:
Earnings:
Adjusted earnings from (A) above	$1,712		$1,547		$2,106		$1,969		$2,301
Add interest on deposits	512		372		498		856		1,012

Earnings as adjusted	$2,224		$1,919		$2,604		$2,825		$3,313

Fixed charges:
Fixed charges from (A) above	$481		$424		$552		$1,025		$1,387
Interest on deposits	512		372		498		856		1,012

Adjusted fixed charges	$993		$796		$1,050		$1,881		$2,399

Ratio of adjusted earnings to adjusted fixed charges	2.24	x	2.41	x	2.48	x	1.50	x	1.38	x

(1)

The interest factor on long-term operating leases is estimated using one-third of rental expense. The interest factor on long-term capital leases is equal to the amount recorded as interest expense in the Consolidated Statement of Income.

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